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                                                            Exhibit 99.1.A.5(c)

Rider: Long Term Care Accelerated Benefits

  Receipt of benefits under this Rider may be taxable. Therefore, prior to requesting an accelerated benefit, you should consult a personal tax advisor to determine any tax consequences.
  The Company agrees to pay accelerated benefits to the Owner of the Policy if one or more of the Insureds is receiving Qualified Long Term Care Services, as defined below. This agreement is subject to the following provisions.

Conditions

  The Company will pay accelerated benefits subject to the following condi-tions:

  . The Policy must be in force.

  . Each assignee, if any, must give written consent to the payment of accel-erated benefits in a form satisfactory to the Company.

  . Each irrevocable beneficiary, if any, must give written consent to the payment of accelerated benefits in a form satisfactory to the Company.

  . You are not required by law to use the accelerated benefits to meet the claims of any creditors, whether in bankruptcy or not.

  . You are not required by a government agency to accelerate benefits in or-der to apply for, obtain or keep a government benefit or entitlement.

Eligible Proceeds

  Eligible Proceeds at any time equal: the amount of Death Benefit at that time provided under the Policy; less an amount to cover Monthly Deductions that would be made in the event of death.

Payout Factor

  The Payout Factor applicable to accelerated benefits will be determined by the Company as of the date the first written request for accelerated benefits is received by the Company at its Home Office. This Payout Factor will apply for as long as the Policy is in force. The Payout Factor will remain the same, even if the payment of accelerated benefits stops for a period of time and then resumes.

  The Company's schedule of Payout Factors may change from time to time. Any change will affect only the Payout Factor for accelerated benefit requests on or after the date of the change. In determining Payout Factors, the Company may consider:

  . The life expectancy of the Insured.

  . The age, gender and underwriting class of the Insured.

  . Whether the Policy covers one or two Insureds.

  . The Net Cash Value on the date used to calculate the Eligible Proceeds.

  . The Death Benefit on the date the accelerated benefit request is received by the Company at its Home Office.

  . Expected future charges under the Policy and investment management reve-nue which would be generated by the Policy without the payment of an ac-celerated benefit.

  . The nature of the Qualified Long Term Care Services an Insured receives.

  . Interest at a rate set by the Company.

  . The maximum percentage of the Policy's death benefit which will be sur-rendered with each accelerated benefit payment.

  . The maximum amount of each accelerated benefit payment.

  . Whether the Qualified Long Term Care Services result from mental, emo-tional or nervous disorders other than Alzheimer's disease or similar forms of senility or irreversible dementia.

  . The costs of processing accelerated benefit requests and payments.

Accelerated Benefit Eligibility

  In order to qualify for accelerated benefit payments, the Insured must be receiving Qualified Long Term Care Services.

  Qualified Long Term Care Services means necessary diagnostic, preventive, therapeutic, caring, treating, mitigating, and rehabilitative services, and maintenance or personal care services which:

  are required by a Chronically Ill Individual; and

  are provided pursuant to a plan of care prescribed by a licensed health care practitioner.

NEV-81-2
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  An insured will be considered to be a Chronically Ill Individual only if he or she has been certified by a licensed health care practitioner within the preceding 12 months as:

  being unable to perform without Substantial Assistance from another indi-vidual at least 2 Activities of Daily Living for a period of at least 90 days due to loss of functional capacity; or

  requiring Substantial Supervision to protect such individual from threats of health and safety due to Severe Cognitive Impairment.

  Activities of Daily Living are the following: eating; toileting; transfer-ring (getting in and out of a chair or bed); bathing; dressing; and conti-nence.

  A person requires Substantial Assistance if he or she requires hands-on as-sistance or standby assistance to perform an Activity of Daily Living or to prevent, by physical intervention, an injury while an individual is performing an Activity of Daily Living.

  Severe Cognitive Impairment is the deterioration or loss of intellectual ca-pacity from Alzheimer's disease or similar forms of senility or irreversible dementia as measured and confirmed by clinical evidence and standardized tests that reliably measure:

  . Short or long term memory;

  . Orientation as to person, place and time; and

  . Deductive or abstract reasoning.

  Substantial Supervision means continual supervision (which may include cuing by verbal prompting, gestures, or other demonstrations) by another person that is necessary to protect a person with a Severe Cognitive Impairment from threats to his or her safety.

  Maintenance and personal care services means any care the primary purpose of which is the provision of needed assistance with any of the disabilities as a result of which the individual is considered to be a Chronically Ill Individ-ual (including the protection from threats to health and safety due to Severe Cognitive Impairment).

  Accelerated benefits will not be paid under this Rider for any of the fol-lowing:

  Qualified Long Term Care Services that are rendered to an Insured who be-came a Chronically Ill Individual in whole or in part as a result of an at-tempted suicide or a self-inflicted injury.

  Expenses that are reimbursable under title XVIII of the Social Security Act or would be so reimbursable but for the application of a deductible or co-insurance amount. This limitation does not apply to any expense reimburs-able under title XVIII of the Social Security Act only as a secondary pay-or.

  Expenses compensated by any other insurance.

  Medical or other types of supplies.

  Home Delivered Meals.

  Services provided by members of the Insured's immediate family (spouse, parent, child, brother, or sister).

  Services provided by anyone who resides in an Insured's household.

  Services for which no charges would be made in the absence of insurance.

Accelerated Benefit Request Process

  A request to receive accelerated benefits under this Rider must be in writ-ten form satisfactory to the Company.

  You must also provide the Company with:

  . A certification signed by a licensed health care practitioner that an In-sured is a Chronically Ill Individual and is receiving Qualified Long Term Care Services; and

  . Any other information needed by the Company to process your request.

  The certification must be supported by evidence satisfactory to the Company, including the plan of care prescribed by a licensed health care practitioner pursuant to which an Insured is receiving Qualified Long Term Care Services. The Company may require a second opinion by a licensed health care practi-tioner chosen by the Company, at the Company's expense. This right will be ex-ercised at a location convenient to the Insured.

  Once eligibility has been determined by the Company, you will be notified in writing of the Payout Factor and payment terms that will apply to the acceler-ated benefit. In order to receive the accelerated benefit, you must sign and return to the Company the election form included with the notice. To continue receiving the accelerated benefit, the Insured must be recertified by a li-censed health care practitioner every 12 months as satisfying the conditions described above necessary to be considered a Chronically Ill Individual.
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Amount of Accelerated Benefits

  Accelerated benefits will be paid monthly and are limited to actual costs incurred by the payee for Qualified Long Term Care Services provided for an Insured during the previous month, unless the Company has elected to pay a per diem amount as described below. The maximum amount of Eligible Proceeds sur-rendered for each monthly payment is 2% of the Eligible Proceeds on the day the first request for accelerated benefits is received by the Company at its Home Office.

  The accelerated benefit paid will equal: the amount of Eligible Proceeds surrendered for each payment multiplied by the Payout Factor; less the de-crease in Policy Loan Balance described below in the first paragraph of the Effect of Accelerated Benefit Payments on Policy Values provision.

  In lieu of paying accelerated benefits for actual costs incurred by the payee for Qualified Long Term Care Services provided for an Insured, the Com-pany may elect to pay a per diem amount not to exceed $175 per day (adjusted for inflation as provided in section 7702B(d) of the Internal Revenue Code of 1986, as amended (the "Code")).

Effect of Accelerated Benefit Payments on Policy Values

  Each monthly accelerated benefit payment will result in a reduction, as de-scribed below, in the Death Benefit of the Policy. The Death Benefit under the policy after each payment will equal: the Death Benefit immediately prior to the payment; less the amount of Eligible Proceeds surrendered for the payment. After each accelerated benefit payment is paid, the Variable Account Value, Minimum Guaranteed Death Benefit and Policy Loan Balance will be reduced in proportion to the reduction in Death Benefit.

  Accelerated benefits will be paid monthly to the extent that the remaining Eligible Proceeds of the Policy are greater than zero. You must provide proof satisfactory to the Company of the type and the cost of Qualified Long Term Care Services. You must also notify the Company when any Insured is no longer receiving Qualified Long Term Care Services.

  Any actions taken and payments made by the Company before it receives your written request for accelerated benefits will affect the amounts paid under this Rider.

Contract

  This Rider is made part of the Policy to which it is attached if the Rider is listed in the Policy Schedule. This Rider has no cash value.

  This Rider is intended to provide benefits that will be treated as amounts paid by reason of the death of the Insured under section 101(g) of the Code. Any provision of this Rider or the Policy to the contrary notwithstanding, this Rider shall be construed in a manner consistent with section 7702B of the Code.

Date of Issue

  The Date of Issue of this Rider is the same as the Date of Issue of the Pol-icy unless the later Date of Issue is shown for the Rider in the Policy Sched-ule. The effective date of the Rider is its Date of Issue.

Termination

  This Rider will terminate upon the earliest of:

  . Termination of the Policy;

  . The date on which the Policy with this Rider attached would be disquali-fied as life insurance under the Internal Revenue Code as interpreted by the Internal Revenue Service;

  . Receipt by the Company at its Home Office of a written election signed by you to terminate the Rider;

  . The death of the Insured if only one Insured is covered under the Policy;
    and

  . The death of both Insureds if two Insureds are covered under this Policy.

New England Life Insurance Company
501 Boylston Street, Boston, Massachusetts

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        ABCD                                                     ABCD
      President                                               Secretary
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